UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Innovate Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 29th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,048,755
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,048,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,048,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% *
14	TYPE OF REPORTING PERSON

OO

* The aggregate percentage of shares of Common Stock reported owned herein is based upon 78,355,954 shares outstanding, as of October 31, 2022, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

2

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

RIO ROYAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% *
14	TYPE OF REPORTING PERSON

OO

* The aggregate percentage of shares of Common Stock reported owned herein is based upon 78,355,954 shares outstanding, as of October 31, 2022, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

3

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% *
14	TYPE OF REPORTING PERSON

PN

* The aggregate percentage of shares of Common Stock reported owned herein is based upon 78,355,954 shares outstanding, as of October 31, 2022, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

4

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		56,303
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,713,113 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

56,303
	10	SHARED DISPOSITIVE POWER

8,713,113 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,769,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% **
14	TYPE OF REPORTING PERSON

IN

* Including (i) 6,125 shares of Series A-3 Convertible Preferred Stock (the “Series A-3 Convertible Preferred Stock”), which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock (the “Series A-4 Convertible Preferred Stock”), which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

** The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,995,850 shares of Common Stock, which reflects the sum of (i) 78,355,954 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described in Item 5.

5

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL INSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% **
14	TYPE OF REPORTING PERSON

CO

* Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

** The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,995,850 shares of Common Stock, which reflects the sum of (i) 78,355,954 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described in Item 5.

6

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL LTC, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% **
14	TYPE OF REPORTING PERSON

CO

* Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

** The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,995,850 shares of Common Stock, which reflects the sum of (i) 78,355,954 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described in Item 5.

7

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL INSURANCE GROUP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% **
14	TYPE OF REPORTING PERSON

CO

* Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

** The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,995,850 shares of Common Stock, which reflects the sum of (i) 78,355,954 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described in Item 5.

8

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% **
14	TYPE OF REPORTING PERSON

OO

* Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

** The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,995,850 shares of Common Stock, which reflects the sum of (i) 78,355,954 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described in Item 5.

9

CUSIP No. 404139107

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 30, 2022, CGIC entered into a letter agreement with the Issuer (the “Letter Agreement”) whereby, until such date as the CGIC Group (as defined in the Letter Agreement) ceases to beneficially own securities of the Company in excess of 9.9% of the aggregate voting power of the outstanding shares of the Company (the “Excess Shares”), CGIC agreed to vote or cause to be voted the Excess Shares in the same manner as the holders of shares of Common Stock that beneficially own less than 10% of the outstanding shares of Common Stock at each meeting of stockholders of the Issuer and each action by written consent of the stockholders of the Issuer. The Issuer agreed to provide or cause to be provided to CGIC such information as shall reasonably be necessary or requested in order to enable CGIC to vote the Excess Shares in accordance with the Letter Agreement on a timely basis. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated December 30, 2022, by and among Continental General Insurance Company and Innovate Corp.

10

CUSIP No. 404139107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

/s/ Michael Gorzynski
Michael Gorzynski

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

Continental LTC, Inc.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

11

CUSIP No. 404139107

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

12